UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________________

FORM 8-K

_________________________

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 1, 2019

_________________________

Xenetic Biosciences, Inc.

(Exact name of registrant as specified in charter)

Nevada	001-37937	45-2952962
(State or other jurisdiction	(Commission File Number)	(IRS Employer
of incorporation)		Identification No.)

40 Speen Street, Suite 102
Framingham, Massachusetts	01701
(Address of principal executive offices)	(Zip Code)

(781) 778-7720

(Registrant’s telephone number, including area code)

99 Hayden Avenue, Suite 230

Lexington, Massachusetts, 02421

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒    Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐    Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐    Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐    Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Overview

On March 4, 2019, Xenetic Biosciences, Inc. (the “Company”) announced its agreement to acquire the novel CAR T (“Chimeric Antigen Receptor T Cell”) platform technology, called “XCART,” a proximity-based screening platform capable of identifying CAR constructs that can target patient-specific tumor neoantigens, with a demonstrated proof of mechanism in B-cell Non-Hodgkin lymphomas. The XCART technology, developed by The Scripps Research Institute (“Institute”) in collaboration with the Shemyakin-Ovchinnikov Institute of Bioorganic Chemistry (“IBCH”), is believed to have the potential to significantly enhance the safety and efficacy of cell therapy for B-cell lymphomas by generating patient- and tumor-specific CAR T cells.

The XCART technology platform was designed by its originators to utilize an established screening technique to identify peptide ligands that bind specifically to the unique B-cell receptor (“BCR”) on the surface of an individual patient’s malignant tumor cells. The peptide is then inserted into the antigen-binding domain of a CAR, and a subsequent transduction/transfection process is used to engineer the patient’s T cells into a CAR T format which redirects the patient’s T cells to attack the tumor. Essentially, the XCART screening platform is the inverse of a typical CAR T screening protocol wherein libraries of highly specific antibody domains are screened against a given target. In the case of XCART screening, the target is itself an antibody domain, and hence highly specific by its nature. The XCART technology creates the possibility of personalized treatment of lymphomas utilizing a CAR with an antigen-binding domain that should only recognize, and only be recognized by, the unique BCR of a particular patient’s B-cell lymphoma. An expected result for XCART is limited off-tumor toxicities, such as B-cell aplasia. Xenetic’s clinical development program will seek to confirm the early preclinical results, and to demonstrate a more attractive safety profile than existing therapies.

A description of the transaction documents and transactions contemplated thereby are set forth below. Subject to the satisfaction of the closing conditions, the transaction is expected to close in the first half of 2019.

Item 1.01.        Entry into a Material Definitive Agreement.

Share Purchase Agreement

On March 1, 2019 (the “Signing Date”), the Company entered into a Share Purchase Agreement (the “Share Purchase Agreement”) with Hesperix SA, a Swiss corporation (“Hesperix”), the owners of Hesperix (each, a “Seller” and collectively, the “Sellers”), and Alexey Andreevich Vinogradov, as the representative of each Seller (the “Sellers’ Representative”), pursuant to which the Company will purchase from Sellers all of the issued and outstanding shares of capital stock (the “Shares”) of Hesperix (the “Transaction”).

Under the terms of the Share Purchase Agreement, the Company will issue to Sellers an aggregate of Four Million Eight Hundred Seventy-Five Thousand (4,875,000) shares of the Company’s common stock (the “Transaction Shares”), regardless of the trading price per share of the Company’s common stock at the time of the closing. In addition, the Share Purchase Agreement contains customary representations and warranties relating to each Seller and about the condition of the Company and Hesperix. The Company expects to issue the Transaction Shares pursuant to a registration statement on Form S-4.

The closing of the Transaction is subject to customary closing conditions as well as conditions regarding (i) the Company having adequate financing to fund future working capital obligations of the Company following the closing and (ii) the Company obtaining necessary and appropriate stockholder approvals, evidencing among other matters, approval of the Share Purchase Agreement and the transactions contemplated thereby, including the issuance of the Transaction Shares (the “Stockholder Approvals”). Subject to the satisfaction of the closing conditions, the Transaction is expected to close in the first half of 2019.

Before the closing of the Share Purchase Agreement, Sellers agreed, and agreed to cause Hesperix and its subsidiaries to, conduct the business of Hesperix and its subsidiaries in the ordinary course of business consistent with past practice and to maintain and preserve the current organization, business, Hesperix intellectual property and franchise of Hesperix and its subsidiaries, and preserve the goodwill and business relationships of Hesperix and its subsidiaries. The Share Purchase Agreement contains additional covenants of the parties, including, among other things, non-competition and non-solicitation restrictions of Sellers in favor of the Company, and covenants regarding allocation of the parties’ taxes after the closing of the Transaction.

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Pursuant to the Share Purchase Agreement, the parties may terminate the Share Purchase Agreement if a material breach, inaccuracy in or failure to perform any representation, warranty, covenant or agreement of the Share Purchase Agreement has occurred with respect to the other party that has not been cured within ten (10) days of such party’s receipt of written notice of such breach or if it becomes apparent that any of the closing conditions will not be fulfilled by July 1, 2019.

The foregoing description of the Share Purchase Agreement, and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by the terms and conditions of the Share Purchase Agreement, which is attached as Exhibit 2.1 to this report, and is incorporated herein by reference.

As a condition precedent to the closing of the Transaction, Sellers and Sellers’ Representative will execute lock-up agreements, pursuant to which, Sellers and Sellers’ Representative agree, subject to certain customary exceptions, not to sell, transfer or dispose of any Company capital stock for a period of one hundred eighty (180) days from the closing of the Transaction.

Hesperix Assignment Agreement

On the Signing Date and in connection with the Transaction, Hesperix entered into an assignment agreement (the “Hesperix Assignment Agreement”) with the IBCH, PJSC Pharmsynthez (“Pharmsynthez”), and certain other parties thereto (collectively, the “Assignors”), pursuant to which, the Assignors have agreed, among other things, to sell, assign, transfer, and convey unto Hesperix all of their individual right, title, and interest throughout the world in and to patents related to “Articles And Methods Directed To Personalized Therapy Of Cancer,” and the related know-how. Hesperix has agreed to pay each of IBCH and Pharmsynthez a royalty rate in the low single digit range based on the net sales of products in each country in which, in absence of the Hesperix Assignment Agreement, the manufacture, use, offer for sale, sale, or importation of such product would infringe a valid claim of a patent.

In furtherance of the transactions contemplated by the Hesperix Assignment Agreement, the parties have agreed to reallocate the ownership of all the issued and outstanding shares of Hesperix in all classes, whether by issuance of additional shares or otherwise, in which Alexander Gabibovich Gabibov, Alexey Vyacheslavovich Stepanov, Ivan Vitalievich Smirnov, Alexey Antolievich Belogurov, Dmitry Dmitrievich Genkin, Alexey Vinogradov, and Richard A. Lerner will receive all of the issued and outstanding shares of Hesperix, which Hesperix shares will be exchanged pro rata and on a one for one basis for the Transactions Shares upon closing of the Transaction.

This description of the Hesperix Assignment Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Hesperix Assignment Agreement, which is attached as Exhibit A to the Share Purchase Agreement and is incorporated herein by reference.

OPKO Assignment Agreement and License Agreement

On the Signing Date, the Company entered into an assignment agreement (the “OPKO Assignment Agreement”) with OPKO Pharmaceuticals, LLC (“OPKO”), pursuant to which the Company will acquire and accept, all of OPKO’s right, title and interest in and to that certain Intellectual Property License Agreement (the “IP License Agreement”), entered into between the Institute and OPKO regarding certain patents related to “Articles And Methods Directed To Personalized Therapy Of Cancer” and which the Institute agreed to grant an exclusive royalty-bearing license, to the patent rights owned by the Institute to OPKO and OPKO has agreed to pay the Institute a royalty rate in the low single digit range based on the net sales of products in each country in which, in absence of the IP License Agreement, the manufacture, use, offer for sale, sale, or importation of such product would infringe a valid claim of a patent or pending application.

Under the terms of the OPKO Assignment Agreement and the IP License Agreement, the Company will issue to OPKO One Million Nine Hundred Sixty-Eight Thousand Seven Hundred Fifty (1,968,750) shares of the Company’s common stock (the “OPKO Transaction Shares”) and to the Institute Six Hundred Fifty-Six Thousand Two Hundred Fifty (656,250) shares of the Company’s common stock (the “Institute Transaction Shares”) regardless of the trading price per share of the Company’s common stock at the time of the closing. In addition, the OPKO Assignment Agreement contains customary representations and warranties relating to OPKO and the IP License Agreement.

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Before the closing of the OPKO Assignment Agreement, OPKO and its subsidiaries agree to (i) maintain and preserve intact the IP License Agreement and its intellectual property (without any amendments thereto or modifications thereof); (ii) pay any obligations under the IP License Agreement; (iii) defend and protect its properties and assets relating to the IP License Agreement and its intellectual property from infringement; and (iv) comply in all material respect with applicable laws relating to the IP License Agreement and its intellectual property.

OPKO and the Institute have agreed to execute lock-up agreements in favor of the Company, which will restrict such recipient’s sale or transfer of any of the OPKO and Institute Transaction Shares ultimately received by such recipient as provided therein and as otherwise required by law.

Pursuant to the OPKO Assignment Agreement, the parties may terminate the OPKO Assignment Agreement if a material breach, inaccuracy in or failure to perform any representation, warranty, covenant or agreement of the OPKO Assignment Agreement has occurred with respect to the other party that has not been cured within ten (10) days of such party’s receipt of written notice of such breach or if it becomes apparent that any of the closing conditions will not be fulfilled by July 1, 2019. The Company expects to issue the OPKO and Institute Transaction Shares pursuant to Section 4(a)(2) under the Securities Act of 1933, as amended, as a transaction not involving a public offering.

The foregoing description of the OPKO Assignment Agreement, and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by the terms and conditions of the OPKO Assignment Agreement, which is attached as Exhibit 10.1 to this report, and is incorporated herein by reference.

Voting Agreement

On the Signing Date, and as a condition precedent to each of the Share Purchase Agreement and the Hesperix Assignment Agreement, each of Pharmsynthez, and Dr. Dmitry Genkin (each, a “Xenetic Stockholder”), entered into a voting agreement (the “Voting Agreements”) with the Company, pursuant to which, each such Xenetic Stockholder and/or its affiliate agreed among other matters to vote such Xenetic Stockholder’s and/or its affiliate's respective ownership in the Company in favor of the transactions contemplated by the Share Purchase Agreement at the Company’s stockholders’ meeting to obtain the Stockholder Approvals. The Voting Agreements will terminate upon the earlier to occur of (a) the closing of the transactions contemplated by the Share Purchase Agreement, (b) such date and time as the Share Purchase Agreement shall be terminated pursuant to the terms thereof or otherwise, or (c) upon mutual written agreement of the Company and each Xenetic Stockholder.

In connection with the OPKO Assignment Agreement, OPKO entered into a voting agreement with the Company (the “OPKO Voting Agreement”), pursuant to which OPKO agreed, among other things, to vote its shares in the Company in favor of the transactions contemplated by the OPKO Assignment Agreement. The OPKO Voting Agreement will terminate upon the earlier to occur of (a) the closing of the transactions contemplated by the OPKO Assignment Agreement, (b) such date and time as the OPKO Assignment shall be terminated pursuant to the terms thereof or otherwise, or (c) upon mutual written agreement of the Company and OPKO.

This descriptions of the Voting Agreements and the OPKO Voting Agreement do not purport to be complete and are qualified in their entirety by the terms and conditions of the Voting Agreements and the OPKO Voting Agreement, which are attached as Exhibit 10.2, 10.3, and 10.4 to this report and are incorporated herein by reference.

Relationships Among the Parties

Pharmsynthez is the Company’s largest and controlling stockholder with ownership of approximately 57.1% of the Company’s issued and outstanding common stock. Pharmsynthez’s ownership of Company common stock does not include approximately 1.0 million shares of common stock issuable upon the conversion of our Series A Preferred Stock, approximately 1.5 million shares of common stock issuable upon the conversion of our Series B Preferred Stock, or approximately 2.5 million shares issuable upon the exercise of outstanding warrants. Dr. Genkin is a director of the Company and serves as the Executive Chairman of Pharmsynthez. Another of our directors, Mr. Knyazev, is also a director of Pharmsynthez. One of our executive officers, Dr. Curtis Lockshin, is an officer of a wholly-owned subsidiary of Pharmsynthez.

OPKO is a wholly-owned subsidiary of OPKO Health, Inc. (“OPKO Health”). OPKO Health owns approximately 4.3% of the Company’s issued and outstanding common stock. OPKO Health’s ownership of Company common stock does not include approximately 0.3 million shares of common stock issuable upon the conversion of our Series B Preferred Stock and approximately 0.5 million shares issuable upon the exercise of outstanding warrants. A director of the Company, Adam Logal, is the Senior Vice President and Chief Financial Officer of OPKO Health. OPKO Health. also owns approximately 9.0% of the issued and outstanding stock of Pharmsynthez.

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ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the Transaction, the Company will file with the Securities and Exchange Commission (the “SEC”), a registration statement on Form S-4 that will include a combined proxy statement/prospectus. This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other documents the Company may file with the SEC in connection with the Transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THESE DOCUMENTS WHEN THEY BECOME AVAILABLE, ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, AND OTHER DOCUMENTS FILED BY THE COMPANY WITH THE SEC IN CONNECTION WITH THE TRANSACTION, BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of these materials and other documents filed with the SEC by the Company through the website maintained by the SEC at www.sec.gov. Investors and security holders will also be able to obtain free copies of the documents filed by the Company with the SEC by directing a written request to Xenetic Biosciences, Inc., 40 Speen Street, Suite 102, Framingham, MA 01701 or by calling 781-778-7720.

PARTICIPANTS IN THE SOLICITATION

This communication is not a solicitation of a proxy from any investor or security holder. The Company, its respective directors, executive officers and other members of its management and employees may be deemed to be participants in the solicitation of proxies from shareholders of the Company in connection with the Transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the Transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the relevant materials when filed with the SEC. Information regarding the directors and executive officers of the Company is contained in its proxy statement for its 2018 annual meeting of stockholders, filed with the SEC on November 13, 2018, its Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on March 30, 2018, its Quarterly Reports on Form 10-Q for the quarters ended March 31, 2018, June 30, 2018, and September 30, 2018, which were filed with the SEC on May 15, 2018, August 10, 2018, and November 9, 2018, respectively, and certain of its Current Reports filed on Form 8-K. These documents can be obtained free of charge from the sources indicated above.

Forward-Looking Statements

This Form 8-K contains forward-looking statements for purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements contained in this Form 8-K other than statements of historical facts may constitute forward-looking statements within the meaning of the federal securities laws. These statements can be identified by words such as "expects," "plans," "projects," "will," "may," "anticipates," "believes," "should," "intends," "estimates," and other words of similar meaning. Any forward-looking statements contained herein are based on current expectations, and are subject to a number of risks and uncertainties. These forward-looking statements include, but are not limited to, statements regarding the Transaction and development of the CAR T technology. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) that one or more closing conditions to the Transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, or that the required approval by the stockholders of the Company may not be obtained; (2) the condition that the Company have adequate financing to fund its future working capital obligations may not be met; (3) the risk that the Transaction may not be completed on the terms or in the time frame expected by the Company, or at all; (4) unexpected costs, charges or expenses resulting from the Transaction; (5) uncertainty of the expected financial performance of the Company following completion of the Transaction; (6) failure to realize the anticipated benefits of the Transaction; (7) the ability of the Company to implement its business strategy; (8) the occurrence of any event that could give rise to termination of the Transaction; and (9) other risk factors as detailed from time to time in the Company’s reports filed with the SEC, including its annual report on Form 10-K, periodic quarterly reports on Form 10-Q, periodic current reports on Form 8-K and other documents filed with the SEC. The foregoing list of important factors is not exclusive. In addition, forward-looking statements may also be adversely affected by general market factors, competitive product development, product availability, federal and state regulations and legislation, the regulatory process for new product candidates and indications, manufacturing issues that may arise, patent positions and litigation, among other factors. The forward-looking statements contained in this Form 8-K speak only as of the date the statements were made, and the Company does not undertake any obligation to update forward-looking statements, except as required by law.

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Item 3.02.        Unregistered Sales of Equity Securities.

The information in Item 1.01 above is incorporated into this Item 3.02 by reference.

Item 8.01.        Other Events.

On March 4, 2019, the Company issued a press release announcing the Transaction. A copy of the press release is attached as Exhibit 99.1 to this report and is incorporated herein by reference. Also attached to this report as Exhibit 99.2 is a current corporate presentation, which is incorporated herein by reference. The press release and corporate presentation include additional information about the Transaction and business updates regarding the Company, including a discussion of our closing of enrollment on our XBIO-101 Phase 2 trial.

Item 9.01.        Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description
2.1	Share Purchase Agreement*†
10.1	OPKO Assignment Agreement
10.2	Voting Agreement – Pharmsynthez
10.3	Voting Agreement – OPKO
10.4	Voting Agreement – Dr. Genkin
99.1	Press release dated March 4, 2019
99.2	Corporate Presentation

*	Schedules and similar attachments to the Share Purchase Agreement, dated as of March 1, 2019, have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The registrant hereby undertakes to furnish on a supplemental basis a copy of any omitted schedules and similar attachments to the Securities and Exchange Commission upon request.
†	Certain portions of the exhibit have been omitted pursuant to a confidential treatment request. Omitted information has been filed separately with the SEC.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

XENETIC BIOSCIENCES, INC.

By: /s/ James Parslow
Date: March 4, 2019	Name: James Parslow
Title: Chief Financial Officer

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